UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

FORM 8-K

CURRENT REPORT
Pursuant To Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of report (Date of earliest event reported) **September 12, 2005 (September 12, 2005)**



VANGUARD HEALTH SYSTEMS, INC.
(Exact name of registrant as specified in its charter)

DELAWARE	**333-71934**	**62-1698183**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

20 Burton Hills Boulevard, Suite 100, Nashville, Tennessee	**37215**
(Address of principal executive offices)	(Zip Code)

Registrant's Telephone Number, including area code **(615) 665-6000**

Not applicable
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

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Item 2.02   **Results of Operations and Financial Condition.**

On September 12, 2005, Vanguard Health Systems, Inc. (the "Company") issued a press release announcing its operating results for its fourth quarter and fiscal year ended June 30, 2005. For information regarding the operating results, the Company hereby incorporates by reference herein the information set forth in its Press Release dated September 12, 2005, a copy of which is attached hereto as Exhibit 99.1 (the "Earnings Release").

The Earnings Release contains a non-GAAP financial measure, Adjusted EBITDA. For purposes of Regulation G, a non-GAAP financial measure is a numerical measure of a registrant's historical or future financial performance, financial position or cash flows that excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with GAAP in the statement of operations, balance sheet or statement of cash flows of the registrant; or includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented. In this regard, GAAP refers to generally accepted accounting principles in the United States. Pursuant to the requirements of Regulation G, the Company has provided a reconciliation in the Earnings Release of Adjusted EBITDA to the most directly comparable GAAP financial measure to Adjusted EBITDA, net income.

The Company defines Adjusted EBITDA as income before interest expense (net of interest income), income taxes, depreciation and amoritization, minority interests, gain or loss on the sale of assets, equity method income or loss, stock compensation, debt extinguishment costs, merger expenses and monitoring fees. Merger expenses include legal and advisory fees, accounting fees, bridge loan commitment fees and management transaction bonuses incurred in connection with the purchase of a majority of the equity interests in the Company by affiliates of The Blackstone Group ("Blackstone") on September 23, 2004. Monitoring fees represent fees paid to Blackstone and Metalmark Subadvisor LLC for advisory and oversight services. Adjusted EBITDA should not be considered as a substitute for net income (loss), operating cash flows or other cash flow statement data determined in accordance with accounting principles generally accepted in the United States. Adjusted EBITDA, as presented by the Company, may not be comparable to similarly titled measures of other companies.

Further, as additional supplementary financial disclosures related to Regulation G, the Company is hereby providing another EBITDA-related, non-GAAP financial measure, the Adjusted EBITDA Margin, for certain completed accounting periods, as well as presenting its most directly comparable GAAP financial measure and the required reconciliations (the "Supplementary Financial Disclosures"). The Supplementary Financial Disclosures are attached hereto as

Exhibit 99.2 and the provisions of such Exhibit 99.2 are incorporated by reference herein.

Management believes that Adjusted EBITDA and the Adjusted EBITDA Margin provide useful information about the Company's financial performance to investors, lenders, financial analysts and rating agencies since these groups have historically used EBITDA-related measures in the healthcare industry, along with other measures, to estimate the value of a company, to make informed investment decisions, to evaluate a company's operating performance compared to that of other companies in the healthcare industry and to evaluate a company's leverage capacity and its ability to meet its debt service. Adjusted EBITDA eliminates the uneven effect of non-cash depreciation of tangible assets and amortization of intangible assets, much of which results from acquisitions accounted for under the purchase method of accounting. Adjusted EBITDA also eliminates the effects of changes in interest rates which management believes relate to general trends in global capital markets, but are not necessarily indicative of a company's operating performance. Adjusted EBITDA is also used by the Company's management to measure individual performance for incentive compensation purposes and as an analytical indicator for purposes of allocating resources to its operating businesses and assessing their performance, both internally and relative to the Company's peers, as well as to evaluate the performance of the Company's operating management teams.

A limitation of Adjusted EBITDA, however, is that it does not reflect the periodic cost of certain capitalized assets that the Company uses to generate its revenues. The Company evaluates these costs through other financial measures such as capital expenditures. Adjusted EBITDA also excludes net interest expense, which is a significant expense because of the Company's substantial indebtedness. Despite these limitations, management believes that Adjusted EBITDA, as an operating performance measure, and not as a liquidity measure, provides investors and analysts with a useful measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. Finally, management believes it is useful to investors to provide them with disclosure of the Company's operating results using the same key financial metric as that used by management.

The information in this Report and the Exhibits attached hereto shall be deemed "furnished" and not be deemed "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section. This Report may only be incorporated by reference in another filing under the Exchange Act or under the Securities Act of 1933, as amended, if such subsequent filing specifically references and incorporates this Form 8-K.

Item 9.01   **Financial Statements and Exhibits.**

(c)   Exhibits.   The exhibits filed as part of this Report are listed in the Exhibit Index which is located at the end of this Report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DATE: September 12, 2005   **VANGUARD HEALTH SYSTEMS, INC.**
                                                 (Registrant)

                                      BY: */s/ Phillip W. Roe*
                                              Phillip W. Roe
                                              Senior Vice President and
                                              Chief Accounting Officer

VANGUARD HEALTH SYSTEMS, INC.
EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release of Vanguard Health Systems, Inc. dated September 12, 2005 announcing fourth quarter and fiscal year ended June 30, 2005 operating results.
99.2	Supplementary Financial Disclosures relating to Regulation G.